CORRECTING and REPLACING The Real Brokerage Inc.
Announces Third Quarter 2022 Financial Results

CORRECTION...by The Real Brokerage Inc.

TORONTO & NEW YORK--(BUSINESS WIRE)-- First table, second column, Intangible assets row should read 366, Non-current assets row should read 13,958 and Total assets row should read 47,326.

The updated release reads:

The Real Brokerage Inc. Announces Third Quarter 2022 Financial Results

TORONTO and NEW YORK - (BUSINESS WIRE) --November 10, 2022 -- The Real Brokerage Inc. ("Real" or the "Company") (TSX: REAX) (NASDAQ: REAX), the fastest growing publicly traded real estate brokerage, is pleased to announce it has filed its financial results for the three and nine months ended September 30, 2022.

Additional information concerning Real's unaudited consolidated financial statements and related management's discussion and analysis for the nine months ended September 30, 2022 can be found on the Company's profile at www.sedar.com.

Third Quarter Financial Highlights

● Revenue increased 188% year-over-year to $111.6 million.

● Gross profit grew 158% year-over-year to $8.6 million.

● Net operating loss of $4.3 million, compared to a loss of $1.0 million in Q3 2021.

● Operating expense as percentage of revenue of 11.5%, compared to 11.2% in Q3 2021.

● Net loss attributable to owners of the Company of $5.2 million, compared to a $1.1 million loss in Q3 2021.

● Loss per share of $0.03, compared to a loss per share of $0.01 in the same period in 2021.

● Adjusted EBITDA loss of $1.9 million, compared to a loss of $0.7 million in Q3 2021.

● As of September 30, 2022, the Company held $21.9 million in cash and an additional $9.8 million held in investment securities available for sale at fair value.

● The Company repurchased $1.1 million of common shares pursuant to its normal course issuer bid.

Operational Highlights

● Surpassed 6,700 agents at the end of Q3 2022, a 126% year-over-year increase.

● Subsequent to the end of the quarter, Real surpassed the 7,000 agent milestone in October.

● The number of transactions executed over the platform grew 197% year-over-year to 11,233 in Q3 2022.

● The value of completed real estate transactions grew 193% year-over-year to $4.2 billion.

● For agents that closed a deal during Q3, commission revenue per agent was slightly over $35,000. These agents on average closed 3.6 transactions during the quarter.

● Operating expenses per transaction, excluding revenue share, declined 43% year-over-year to $802 from $1,419 in Q3 2021.

● Subsequent to the end of the quarter, Real expanded its existing relationship with Redline Real Estate Group to serve as the foundation for expansion into British Columbia, bringing Real's brokerage footprint to 44 U.S. states and the District of Columbia in the U.S. and Alberta, Ontario and British Columbia in Canada.

● As of September 30, 2022, Real's efficiency ratio, which is calculated as full-time employees (excluding Real Title) divided by the number of agents, increased to 1:77 from 1:62 at the end of Q2 2022.

"Despite a challenging quarter for the housing market, Real continued to gain market share with strong growth in the number of agents joining our platform and the number of transactions executed, which offset effects of the broader market weakness," said Tamir Poleg, Chairman and Chief Executive Officer. "As we head into the end of the year, we believe our superior agent offering will continue to be a winning proposition in gaining market share, while our strong balance sheet allows us to effectively navigate the market and invest in building out our full consumer-facing vision."

The Company will discuss the results on a conference call and live webcast today at 11:00 a.m. EST.

Conference Call Details:

Date: Thursday, November 10, 2022

Time: 11:00 a.m. EST

Dial-in Number: North American Toll Free: 888-506-0062

 International: 973-528-0011

Access Code: 375759

Webcast: https://www.webcaster4.com/Webcast/Page/2699/46760

Replay Number: North American Toll Free: 877-481-4010

 International: 919-882-2331

Passcode: 46760

Webcast https://www.webcaster4.com/Webcast/Page/2699/46760

Replay:

Participants are encouraged to dial in 5 to 10 minutes before the beginning of the conference call.

Non-IFRS Measures

This news release includes reference to "Adjusted EBITDA", which is a non-International Financial Reporting Standards ("IFRS") financial measure. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA is used as an alternative to net income by removing major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature. Adjusted EBITDA has no direct comparable IFRS financial measures. The Company has used or included this non-IFRS measures solely to provide investors with added insight into Real's financial performance. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table reconciles the non-IFRS measure to the most comparable IFRS measure for the three and nine months ended September 30, 2022.  This measure does not have any standardized meaning under IFRS and is not a measure of financial performance under IFRS, and therefore, may not be comparable to similar measures presented by other companies.

The Real Brokerage Inc.

Consolidated Statement of Financial Position

(In thousands)

UNAUDITED

	September 30, 2022	December 31, 2021
Assets
Cash and cash equivalents	21,943	29,082
Restricted cash	-	47
Investment securities available for sale at fair value	9,786	8,811
Trade receivables	783	254
Other receivables	74	23
Prepaid expenses and deposits	782	448
Current assets	33,368	38,665
Intangible assets	366	451
Goodwill	12,527	602
Property and equipment	1,019	170
Right-of-use assets	46	109
Non-current assets	13,958	1,332
Total assets	47,326	39,997
Liabilities
Accounts payable and accrued liabilities	14,090	6,604
Other payables	11,610	3,351
Lease liabilities	63	91
Current liabilities	25,763	10,046
Lease liabilities	-	40
Accrued stock-based compensation	7,922	2,268
Warrants outstanding	240	639
Non-current liabilities	8,162	2,947
Total liabilities	33,925	12,993
Equity (Deficit)
Share premium	63,738	63,397
Stock-based compensation reserve	10,274	6,725
Deficit	(43,895)	(30,127)
Other Reserves	(539)	(347)
Treasury Stock, at cost	(16,390)	(12,644)
Equity (Deficit) attributable to Owners	13,188	27,004
Non-controlling interests	213	-
Total liabilities and equity	47,326	39,997

The Real Brokerage Inc.

Consolidated Statement of Loss and Comprehensive Loss

(In thousands)

UNAUDITED

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Revenue	111,633	38,798	285,638	71,202
Cost of sales	103,057	35,477	261,908	64,216
Gross profit	8,576	3,321	23,730	6,986
General & Administrative expenses	5,544	2,043	17,034	7,195
Marketing expenses	6,197	2,154	15,613	4,018
Research and development expenses	1,146	145	3,865	3,297
Operating loss	(4,311)	(1,021)	(12,782)	(7,524)
Other income	(231)	-	(667)	-
Listing expenses	135	-	135	-
Finance expenses, net	954	43	1,326	311
Net Loss	(5,169)	(1,064)	(13,576)	(7,835)
Non-controlling interest	78	-	192	-
Net Loss Attributable to Owners of the Parent	(5,247)	(1,064)	(13,768)	(7,835)
Other comprehensive income/(loss):
Unrealized losses on available for sale investment portfolio	(142)	-	(535)	-
Foreign currency translation adjustment	(51)	-	343	-
Comprehensive Loss Attributable to Owners of the Company	(5,440)	(1,064)	(13,960)	(7,835)
Comprehensive Income Attributable to NCI	78	-	192	-
Comprehensive Loss	(5,362)	(1,064)	(13,768)	(7,835)
Loss per Share
Basic and diluted loss per share	(0.03)	(0.01)	(0.08)	(0.05)
Weighted-average shares, basic and diluted	179,466	165,700	179,320	165,700

The Real Brokerage Inc.

Non-GAAP Net Income (loss) to Adjusted EBITDA Reconciliation

(In thousands)

UNAUDITED

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Net Income (loss)	(5,440)	(1,064)	(13,960)	(7,835)
Non operating expenses
Finance expenses, net	1,174	43	2,053	311
Depreciation	87	44	225	130
Stock-based compensation	2,057	(80)	5,288	4,713
Listing expenses	135	310	135	455
Restructuring expenses	62	3	62	63
Extraordinary expenses	25	-	306	-
Adjusted EBITDA	(1,900)	(744)	(5,891)	(2,163)

The Real Brokerage Inc.

Consolidated Statement of Cash Flows

(In thousands)

UNAUDITED

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Cash flows from operating activities
Loss for the period	(5,169)	(1,064)	(13,576)	(7,835)
Adjustments for:
– Depreciation	87	42	225	129
– Equity-settled share-based payment transactions	1,113	(1,696)	2,324	2,920
– Listing expenses	-	(36)	-	(3)
– Gain on short term investments	10	-	(125)	-
– Finance costs (income), net	28	43	237	311
	(3,931)	(2,711)	(10,915)	(4,478)
Changes in:
– Restricted Cash	-	-	47	-
– Trade receivables	(543)	(66)	(529)	(158)
– Other receivables	(8)	-	(51)	198
– Prepaid expenses and deposits	517	(385)	(334)	(471)
– Accounts payable and accrued liabilities	1,966	2,711	7,486	5,140
– Stock Compensation Payable (RSU)	1,603	757	5,654	1,069
– Other payables	(3,493)	728	8,259	984
Net cash provided by (used in) operating activities	(3,888)	1,034	9,618	2,284
Cash flows from investing activity
Purchase of property and equipment	(302)	(22)	(927)	(65)
Acquisition of subsidiary	-	-	(7,445)	(1,100)
Net cash provided by (used in) investing activity	(302)	(22)	(8,372)	(1,165)
Cash flows from financing activities
Investment in securities	(5,422)	-	(1,432)	(8,890)
Proceeds from exercise of Warrants	-	-	-	26,475
Purchases of Common Shares for Restricted Share Unit (RSU) Plan	(1,219)	(2,853)	(6,911)	(3,772)
Proceeds from exercise of stock options	26	37	73	47
Payment of lease liabilities	(23)	(21)	(68)	(62)
Cash distribution for non-controlling interest	(24)	-	(67)	-
Net cash provided by financing activities	(6,662)	(2,837)	(8,405)	13,798
Net change in cash and cash equivalents	(10,852)	(1,825)	(7,157)	14,917
Cash, beginning of period	32,520	37,951	29,082	21,226
Fluctuations in foreign currency	275	(49)	20	(66)
Cash, end of period	21,943	36,077	21,943	36,077
Supplemental disclosure of non-cash activities
Cash grants payable as part of Expetitle acquisition	-	-	75	-
Share-based compensation as part of Expetitle acquisition	-	-	4,325	-
Release of vested common shares from benefits trust	2,107	-	3,433	-

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's growth and the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for homebuyers and sellers. The company was founded in 2014 and serves 44 states, D.C., and three Canadian provinces with over 7,000 agents. Additional information can be found on its website at www.onereal.com.

Contacts

For additional information, please contact:
Jason Lee
Vice President, Capital Markets & Investor Relations
investors@therealbrokerage.com
908.280.2515

For media inquiries, please contact:
Elisabeth Warrick
Director, Communications
elisabeth@therealbrokerage.com

201.564.4221